GREAT-WEST
LIFECO INC.



December 8, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following document:

- Press Release dated November 29, 2006 announcing Normal Course Issuer bid accepted by the Toronto Stock Exchange.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco Inc. announces Normal Course Issuer Bid

Winnipeg, November 29, 2006 ...Great-West Lifeco Inc. announced today that a normal course issuer bid has been accepted by The Toronto Stock Exchange.

The Corporation intends to purchase for cancellation, during the course of the bid, up to but not more than 6,000,000 Common Shares (the "Common Shares"), 790,000 Non-Cumulative First Preferred Shares, Series D (the "Series D Preferred Shares") and 2,000,000 Non-Cumulative First Preferred Shares, Series E (the "Series E Preferred Shares") of the Corporation, representing 0.67% of the outstanding Common Shares (or 2.71% of the public float), 9.90% of the outstanding Series D Preferred Shares (or 9.90% of the public float) and 8.98% of the outstanding Series E Preferred Shares (or 8.98% of the public float) on November 27, 2006. As of November 27, 2006, the total number of outstanding shares was 891,136,989 Common Shares, 7,978,900 Series D Preferred Shares and 22,282,215 Series E Preferred Shares. Any shares purchased by the Corporation under the bid will be cancelled.

The bid will commence on December 1, 2006 and will terminate on November 30, 2007.

Purchases will be made through the facilities of The Toronto Stock Exchange at prevailing market prices.

The Corporation utilizes the normal course issuer bid program to acquire the Common Shares in order to mitigate the dilutive effect of stock options under the Corporation's Stock Option Plan, and to acquire the Series D Preferred Shares and Series E Preferred Shares in order to reduce the Corporation's overall use of financial leverage represented by debt and non-perpetual preferred shares.
During the past 12 months, the Corporation has purchased 2,046,800 Common Shares at an average price of $29.61 per share, 8,200 Series D Preferred Shares at an average price of $27.45 per share and 1,239,000 Series E Preferred Shares at an average price of $27.40 per share pursuant to its previous normal course issuer bid.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. The Corporation has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. The Corporation and its companies have more than $191 billion in assets under administration. The Corporation is a member of the Power Financial Corporation group of companies.

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For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705